Exhibit 99.2

EGSA Mining Titles Summary

Eastern Goldfields SA (Pty) Limited

Mining Titles Summary

	MINING TITLE
COMPANY	CLAIMS
	No.	AREA (ha)
Eastern Goldfields Limited	14,518	8,635
Eastern Goldfields Exploration (Pty) Ltd.	6,772	4,028
Centurion Mining Company (Pty) Limited	1,367	813
Makonjwaan Imperial Mining Company (Pty) Limited	1,040	619
TOTAL	23,697	14,095
COMPANY	SURFACE
	RIGHTS (ha)
Eastern Goldfields Limited	33
Eastern Goldfields Exploration (Pty) Ltd.	0
Centurion Mining Company (Pty) Limited	28
Makonjwaan Imperial Mining Company (Pty) Limited	53
TOTAL	114
COMPANY	DUMP
	PERMITS (ha)
Eastern Goldfields Limited	5
Eastern Goldfields Exploration (Pty) Ltd.	0
Centurion Mining Company (Pty) Limited	22
Makonjwaan Imperial Mining Company (Pty) Limited	0
TOTAL	27